UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             (Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F
                          [_] Form 10-Q [_] Form N-SAR

                       For Period Ended: December 31, 2002

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________

  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   Full Name of Registrant:                                     American States Water Company
                                                                ---------------------------------
                                                                Southern California Water Company
                                                                ---------------------------------
   Former Name if Applicable:
   Address of Principal Executive Office (Street and Number):   630 East Foothill Boulevard
                                                                ---------------------------------
   City, State and Zip Code:                                    San Dimas, CA 91773
                                                                ---------------------------------

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     Additional time will be needed for the Registrant to complete the preparation of its Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The extension is needed to permit the Registrant to complete its analysis of the deferred and current tax accounts and to restate its financial statements for prior years. In addition, since Arthur Andersen was Registrant's previous accountants and are not in a position to audit the restatement, Registrant's new independent accountants will need to re-audit the financial statements for the years ended December 31, 2001 and 2000. This analysis was undertaken in connection with the Registrant's deferred tax study in 2002 which spans over a period of 20 years. As a result of this study, the Registrant has preliminarily identified a cumulative total of approximately $4.5 million of previously recognized current and deferred tax expense which should not have been recognized in 2001 and earlier periods. Registrant expects to report a corresponding reduction in taxes on income for prior periods presented along with an increase in beginning retained earnings in 2000.

     The Registrant currently plans to file its Form 10-K by the 15th calendar day following the prescribed due date of the Form 10-K, as contemplated by Rule 12b-25(b)(2).

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          McClellan Harris III             909                    394-3600
          ----------------------------------------------------------------------
                  (Name)               (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant is in the process of confirming the effect of its analysis described in Part III above on its current and deferred tax accounts for all periods presented. In its release dated February 26, 2003, the Registrant announced total operating income for its year ended December 31, 2002 of $37.6 million, compared to $36.7 million for its year ended December 31, 2001, and net income for 2002 of $20.3 million, or $1.34 per diluted share, compared to net income of $20.4 million, or $1.33 per diluted share, for 2001. These amounts do not give effect to any adjustment resulting from the completion of the analysis described in Part III above and will change to the extent there are adjustments to taxes on income for the year ended December 31, 2001 and prior thereto.

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

                          American States Water Company
                        Southern California Water Company
       -------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 28, 2003            /s/ McCLELLAN HARRIS III .
                                 --------------------------
                                 McClellan Harris III
                                 Principal Financial and Accounting Officer;
                                 CFO, Sr. VP - Finance, Treasurer and Secretary